SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

UNITED DEVELOPMENT FUNDING IV
(Name of Subject Company)

SCM SPECIAL FUND 3, LP AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$1,550,000	$179.65
*	For purposes of calculating the filing fee only. Assumes the purchase of 1,550,000 Units at a purchase price equal to $1.00 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $269.47
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management
Date Filed: October 11, 2016

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: SCM SPECIAL FUND 3, LP (collectively the "Purchasers") to purchase up to 1,550,000 shares of common stock (the "Shares") in United Development Funding IV (the "Corporation"), the subject company, at a purchase price equal to $1.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 10, 2016 (the "Offer Date") and the related Assignment Form.

This Amendment amends the offer to lower the purchase price to $1.00 per Share.  No shares have yet been tendered.

Purchasers have added a revised press release and Form of advertisement in Investor's Business Daily to the Tender Offer.

In addition, the Purchasers would like to cite high and low sales prices of the common stock of the Corporation on the NASDAQ for each quarter during the past two years through February 18, 2016, the last date that the shares were traded on the market (prices quoted from high-low transactions found on Yahoo Finance Historical Pricing):

First Quarter 2016	$3.20	$10.67
Fourth Quarter 2015	$7.05	$18.31
Third Quarter 2015	$16.51	$18.90
Second Quarter 2015	$16.63	$19.00
First Quarter 2015	$15.93	$18.39
Fourth Quarter 2014	$15.98	$19.95
Third Quarter 2014	$17.77	$19.98
Second Quarter 2014	$18.72	$21.04

Item 12. Exhibits.

(a)(1)	Offer to Purchase dated October 10, 2016*

(a)(2)	Assignment Form*

(a)(3) (a)(4)	Form of Letter to Shareholders dated October 10, 2016* Form of advertisement in Investor's Business Daily*
(a)(5) (a)(6) (a)(7) (a)(8) *	Press Release** Revised Press Release Revised Form of advertisement in Investor's Business Daily Revised Assignment Form Previously filed on October 11, 2016
**	Previously filed on October 12, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2016

SCM Special Fund 3, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By: /s/ Chip Patterson
Chip Patterson, Managing Director